FOR IMMEDIATE RELEASE

CONTACT:  DORA CIOCE
(973) 575-1700

Cistron Stockholders Approve Merger With Celltech


	Parsippany, N. J., November 3, 2000 -- Stockholders of Cistron Biotechnology, Inc. (OTC:CIST) yesterday approved the merger of the company with a subsidiary of Celltech Group plc (NYSE:CLL; LSE:CCH), a UK-based biopharmaceutical company, at a
special stockholders' meeting.   A majority of the outstanding
Cistron shares were voted in favor of the merger.

	The transaction is expected to close next week, subject to the satisfaction or waiver of customary closing conditions.
Upon closing, former Cistron stockholders will receive Celltech American Depositary Shares in exchange for each outstanding share of Cistron common stock. The amount of American
Depositary Shares that former Cistron shareholders will receive is more fully described in Cistron's proxy statement, previously delivered to stockholders of record as of September 12.

	Celltech Group, based in Slough, Berkshire in the UK, is a major European-based biopharmaceutical company with substantial operations in the U.S. The group undertakes drug discovery, development and international marketing. Celltech is listed on both the New York and London Stock Exchanges.

	Cistron, headquartered in Parsippany, N.J. was founded in 1984. It is a biotechnology company that uses recombinant DNA and immunological techniques to explore certain cytokines and antibodies that may have therapeutic or diagnostic applications.

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